Exhibit 1

Close Period buy-back programme

Transaction in own shares

WPP plc (“WPP” or the “Company”) announces that on 24 October 2016 it purchased for treasury 125,000 of its ordinary shares at an average price of 1731.6693 pence per ordinary share. Details of the relevant repurchase transactions are set out below:

Description of shares:	WPP plc ordinary shares of 10 pence each

Number of shares repurchased:	125,000

Date of transaction:	24 October 2016

Time of transaction:	08:15 – 16:30

Price (pence):	1731.6693

Trading venue:	London Stock Exchange

Broker:	Merrill Lynch International

Following the above purchase, WPP holds 50,668,608 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,279,559,222 (excluding shares to be held in treasury).

All transactions under this programme will be published on the Company’s website (www.wpp.com) on a daily basis.

Enquiries:

Marie Capes, Company Secretary	020 7408 2204